

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Mr. Najeeb Ghauri
Chief Executive Officer
Netsol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, CA 91302

> **Re: Netsol Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed on September 10, 2010**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2010**
> **Filed on September 14, 2010 and January 31, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **Filed on February 11, 2011**
> **File No. 000-22773**

Dear Mr. Ghauri:

We have reviewed your letter dated January 31, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 13, 2011.

Form 10-K/A for the Fiscal Year Ended June 30, 2010 filed January 31, 2011

Item 6. Management's Discussion and Analysis and Plan of Operations, page 26

Results of Operations, page 34

1.   We note your responses to prior comments 7 and 8. As noted in your response to prior comment 7, your revenue growth was "due to both changes in the pricing

policy" and the increased number of deals. Item 303(a)(3)(iii) of Regulation S-K requires you, to the extent that the financial statements disclose material increases in net sales or revenues, to provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, Item 303(a)(3)(ii) of Regulation S-K requires you to describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please revise in your amended Form 10-K.

Liquidity and Capital Resources, page 39

2.   As requested in prior comment 11, please tell us what consideration you gave to including a more detailed discussion of the financial covenants in your bank loans and their impact on your liquidity and capital resources, or revise in your amended Form 10-K.

3.   We note from your disclosures on page 22 that while foreign based companies may invest in Pakistan, repatriation of their investment, in the form of dividends or other methods, requires approval of the State Bank of Pakistan. Please describe how earnings and cash are transferred to and from your Pakistan subsidiaries to your parent (e.g., dividend payments, fees and reimbursements). Please disclose in future filings any restrictions on your ability to transfer cash flows from your Pakistan subsidiaries and the related impact on liquidity. We refer you to Item 303(a)(1) of Regulation S-K.

Item 8A(T) Controls and Procedures, page 40

4.   We note your responses to prior comments 32 and 33 and have the following comments:

- Please explain in greater detail why you believe the individuals identified have sufficient experience to prepare your financial statements in accordance with U.S. GAAP and maintain effective internal controls over financial reporting.

- Describe the extent of the experience these individuals have of U.S. GAAP, internal controls over financial reporting and SEC reporting from their former employment, if any. As part of your response, please tell us more about your CFO's training at Ford Rhode Sidat Hyder (a member firm of Ernst & Young International) and tell us whether this training included work with U.S. GAAP.

- Your response indicates that your Controller is a "CPA candidate". Please explain what this means and clarify whether this is a CPA in the United States.

- Clarify the nature of any U.S. GAAP training courses taken by each individual identified, including the frequency it is taken.

- Tell us more about the educational background and qualifications and experience with U.S. GAAP of the person responsible for your internal audit function.

- Please address how you concluded you did not have a significant deficiency or material weakness in maintaining accounting personnel with appropriate U.S. GAAP knowledge, including which individuals' experience you primarily relied on in making this conclusion.

Changes in Internal Control over Financial Reporting, page 41

5.   We note your response to prior comment 37. Your disclosure still states that there have been no significant changes in your internal controls over financial reporting during your "fourth fiscal quarter ended July 3, 2010," despite the fact that your fourth quarter ended June 30, 2010. Please revise in your amended Form 10-K. See Item 308(c) of Regulation S-K.

Item 9. Directors, Executive Officers and Corporate Governance, page 41

Corporate Governance, page 44

Code of Ethics, page 44

6.   Your revised disclosure in your response to prior comment 13 does not appear to address Item 406(c) of Regulation S-K. Please revise in your amended Form 10-K.

Audit Committee Financial Expert, page 44

7.   We note that you revised your disclosures in response to prior comment 36 to identify your audit committee expert. Please tell us how you concluded that this person meets the criteria in Item 407(D)(ii) of Regulation S-K. As part of your response, please ensure that you specifically address how this person has an understanding of U.S. GAAP and financial statements prepared in accordance with U.S. GAAP.

Item 10. Executive Compensation, page 45

Annual Bonus, page 46

8.   As requested in prior comment 16, please revise your disclosure to provide a more
        detailed discussion of the performance-based cash bonus component of your
        compensation program. See Item 402(m)(1) of Regulation S-K.

Item 14. Exhibits and Reports on Form 8-K, page 62

9.   Please advise us why the consent filed in response to prior comment 19 is dated
        September 9, 2010. Furthermore, we note that the consent references the
        independent registered accounting firm's report dated "September 30, 2010."
        Please include a consent from your accounting firm that refers to the accounting
        firm's September 9, 2010 report with your amended Form 10-K.

Exhibits 31.1 and 31.2

10.   We note your response to prior comments 31, 38, and 40. Paragraph 4(d) of the
        certifications filed with your amended annual report on Form 10-K and quarterly
        reports on Form 10-Q for the quarters ended September 30, 2010 and
        December 31, 2010 is mistakenly labeled paragraph 4(c). As noted in our prior
        comments, the certifications may not be changed in any respect from the language
        of Item 601(b)(31) of Regulation S-K, even if the change would appear to be
        inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427.
        Please include a proper certification with your amended annual report and in
        future filings on Forms 10-K and 10-Q.

11.   You disclose in your Exhibit index that Exhibit 21.1 "A list of all subsidiaries of
        the Company" was previously filed herewith. However, we are unable to locate
        this exhibit. Please revise to provide Exhibit 21.1 in accordance with Item 601 of
        Regulation S-K.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

12.   We note that you have made revisions to your balance sheet presentation of
        noncontrolling interests, however, your revised presentation does not appear to
        comply with ASC 810. Please tell us how the presentation in your consolidated
        balance sheets comply with ASC 810-10-45-16 and 810-10-55-4(I). In this
        regard, the noncontrolling interest in the subsidiary should be reported within
        equity, separately from the parent's equity. Please revise your disclosures
        accordingly.

Consolidated Statement of Operations and Comprehensive Loss, page F-4

13.   We note the revisions made in response to prior comment 22, however, we note
       that your disclosures still do not appear to comply with ASC 810-10-55-4J. In
       this regard, we note that you have not disclosed "net income (loss)" which is
       defined as income attributable to both the controlling and noncontrolling interests
       and is after-tax. We also note the line item labeled "net income (loss) before
       noncontrolling interest in subsidiary and income taxes." Although your
       description indicates that these amounts are "before" noncontrolling interests we
       note that these amounts appear to include noncontrolling interest. Please revise or
       tell us why revision is not warranted.

Note 2. Summary of Significant Accounting Policies, page F-9

(G) Revenues in Excess of Billings, page F-10

14.   As requested in prior comment 25, please tell us how you consider the fixed and
       determinable criteria when recognizing revenue for your percentage of
       completion arrangements. See ASC 985-605-25-33 through 35. Please explain to
       us why you have only billed 52% of the revenues in excess of billings subsequent
       to the balance sheet date. As part of your response, describe the prerequisites for
       billing and your experience with successfully billing and collecting under the
       original terms of agreements. Also tell us whether you have a history of
       providing refunds or concessions to customers.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Consolidated Financial Statements

Note 17. Non-Controlling Interest in Subsidiary, page 21

15.   We note your reference to paragraph 33 of SFAS 160. Please note that the FASB
       Accounting Standards Codification became effective July 1, 2009. As a result, all
       non-SEC accounting and financial reporting standards have been superseded. In
       future filings, please revise any references to accounting standards accordingly.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. Please contact me with any other questions at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief